FIRST BANKERS' BANC SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

ASSETS

Cash and Cash Equivalents	$	80,634
Deposit with Clearing Organization		100,000
Receivables		28,025
Securities Owned, at Market Value		16,098,913
Fixed Assets, Net		104,862
Goodwill		6,630,768
Deferred Tax Benefit		27,586
Prepaid and Other Assets		204,331
Total Assets	$	23,275,119

LIABILITIES AND STOCKHOLDER'S EQUITY

Payable to Clearing Organization	$	8,743,591
Securities Sold, Not Yet Purchased		1,396,594
Income Taxes Payable		55,036
Accounts Payable and Accrued Expenses		1,926,588
Total Liabilities		12,121,809
Stockholder's Equity		
Common Stock, $1 Par Value, 1,000 Shares Authorized,		
Issued and Outstanding		1,000
Additional Paid-In Capital		8,785,160
Retained Earnings		2,367,150
Total Stockholder's Equity		11,153,310
Total Liabilities and Stockholder's Equity	$	23,275,119

See accompanying Notes to Statement of Financial Condition.